Exhibit 3.1 English Translation
            -------------------


 Amendment to the Shareholders' Agreement of Huaneng Power International, Inc.




The Amendment to the Shareholders' Agreement (this "Amendment") is entered into as of May 12, 2006 among the following parties (the "Parties") in Beijing:


(1) Huaneng International Power Development Corporation

(2) Hebei Provincial Construction Investment Company

(3) Jiangsu Provincial Investment & Management Corporation

(4) Fujian Investment Enterprise Holdings Limited

(5) Liaoning Energy Investment (Group) Limited Liability Company

(6) Dalian Municipal Construction Investment Company

(7) Minxin Group Limited Company

(8) Nantong Investment Management Limited Company

(9) Shantou Power Development Joint Stock Company Limited

(10) Dandong Energy Investment Development Centre

(11) Shantou Electric Power Development Company


WHERAS:

     1. The original promoters of Huaneng Power International, Inc.("HPI"), Huaneng International Power Development Corporation, Liaoneng Energy Corporation, Dalian Municipal Construction Investment Company, Jiangsu Province Investment Company, Nantong Municipal Construction & Investment Company, Fujian Investment & Development Company, Hebei Provincial Construction Investment Corporation and Shantou Electric Power Development Company entered into the Shareholders' Agreement of Huaneng Power International Inc. ("Sharteholders' Agreement");

     2. The parties to this Amendment are the original promoters and other shareholders who hold the shares previously owned by the original promoters due to share allocation or share transfer and thereby assume the rights and obligations of the original promoters pursuant to the Shareholders' Agreement;

     3. The shares held by all the parties to this Agreement are given circulation rights following the completion of the HPI's share reform.


NOW THEREFORE, the Parties, through friendly consultation, hereby agree as follow:


     1. Article 1 and Article 2 of the Shareholders' Agreement are rescinded as of the date of this Amendment, and thereby the rights and obligations of the Parties pursuant to Article 1 and Article 2 of the Shareholders' Agreement shall terminate accordingly.

     2. The parties to this Amendment agree that, as of the date of this Amendment, there shall be no any outstanding rights, obligations, liabilities or claims among the signatories to the Shareholders' Agreement relevant to Article 1 and Article 2 of the Shareholders' Agreement. The parties to this Amendment further agree that, for the rights exercised, obligation performed and other relevant matters executed by any party or parties pursuant to the Shareholders' Agreement before the date of this Amendment, the validity shall not be affected by the termination of Article 1 and Article 2 of the Shareholders' Agreement. Any party or parties may not claim for restitution, damages (if any) or bring any other claims.

     3. The Shareholders' Agreement shall be revised pursuant to this Amendment, and the order of the provisions shall be adjusted accordingly.

     4. This Amendment shall be executed in eighteen copies. Each party to this Amendment shall have one copy and the remaining shall be reserved by HPI or submitted to the regulatory agency (if required). Each copy shall have the same effect.


          IN WITNESS WHEREOF, the Parties hereto have executed or have caused their respective duly authorized representatives to execute this Amendment as of the date and year first above written.





          REMINDER OF THIS PAGE LEFT INTENTINALLY BLANK.

Huaneng International Power Development Corporation


By: /s/ Ju Zhanghua

Name of Authorized Representative: Ju Zhanghua

Date: May 12, 2006


Hebei Provincial Construction Investment Company

By: /s/ Shan Qunying

Name of Authorized Representative: Shan Qunying

Date: May 12, 2006


Jiangsu Provincial Investment & Managment Corporation


By: /s/ Xu Zujian

Name of Authorized Representative: Xu Zujian

Date: May 12, 2006


Fujian Investment Enterprise Holdings Limited

By: /s/ Ding Shida

Name of Authorized Representative: Ding Shida
Date: May 12, 2006


Liaoning Energy Investment (Group) Limited Liability Company

By: /s/ Liu Shuyuan

Name of Authorized Representative: Liu Shuyuan

Date: May 12, 2006


Dalian Municipal Construction Investment Company

By: /s/ Yu Ying

Name of Authorized Representative: Yu Ying

Date: May 12, 2006


Minxin Group Limited Company


By: /s/ Ding Shida

Name of Authorized Representative: Ding Shida

Date: May 12, 2006


Nantong Investment Management Limited Company

By: /s/ Gu Jianguo

Name of Authorized Representative: Gu Jianguo

Date: May 12, 2006


Shantou Power Development Joint Stock Company Limited

By: /s/ Huang Zhenguang

Name of Authorized Representative: Huang Zhenguang

Date: May 12, 2006


Dandong Energy Investment Development Centre

By: /s/ Wang Zhenshan

Name of Authorized Representative: Wang Zhenshan

Date: May 12, 2006


Shantou Electric Power Development Company

By: /s/ Shen Zongmin

Name of Authorized Representative: Shen Zongmin

Date: May 12, 2006